October 27, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christine Westbrook

Re:	Rocket Pharmaceuticals, Inc.
Registration Statement on Form S-4 (File No. 333-267871)

Dear Ms. Westbrook:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rocket Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Monday, October 31, 2022, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Tevia K. Pollard at (617) 570-1084. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Tevia K. Pollard, by email at TPollard@goodwinlaw.com.

[Signature Page Follows]

Sincerely,

ROCKET PHARMACEUTICALS, INC.

/s/ Gaurav Shah
Gaurav Shah
Chief Executive Officer

cc:	Martin Wilson, General Counsel, Rocket Pharmaceuticals, Inc.
Sarah Ashfaq, Goodwin Procter LLP
William D. Collins, Goodwin Procter LLP
John T. Haggerty, Goodwin Procter LLP
Tevia K. Pollard, Goodwin Procter LLP